SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CNL LIFESTYLE PROPERTIES, INC.

(Name of Subject Company)

KM Investments, LLC (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest Properties II, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $1,050,000(1)                     Amount of Filing Fee: $122.01

(1)Assumes the purchase of 350,000 Shares at the gross cash price per Share. Already paid.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not ApplicableFiling party:  Not Applicable

Form or registration no.:  Not ApplicableDate filed:  Not Applicable

[ ]Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[ ]issuer tender offer subject to Rule 13e-4.

[ ]going-private transaction subject to Rule 13e-3.

[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by KM INVESTMENTS, LLC (the "Purchaser"), a California limited liability company, dated July 9, 2015, to purchase up to 350,000 shares of common stock (the "Shares") in CNL Lifestyle Properties, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2015 (the "Offer to Purchase") and the related Transfer Agreement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 4.   TERMS OF THE TRANSACTION

The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Pacific Time, on August 24, 2015, unless the Offer is extended.

ITEM 12.EXHIBITS.

(a)(7)   Press Release dated August 10, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2015

KM INVESTMENTS, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

Executive Vice President

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